Filed by Fidelity National Information Solutions, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Micro General Corporation Commission File No. 000-08358

Date: July 3, 2002

The following press release was issued by Fidelity National Information Solutions, Inc.:

PRESS RELEASE

SOURCE: Fidelity National Information Solutions, Inc.

Fidelity National Information Solutions Set To Close Micro General Tender Offer

SANTA BARBARA, Calif., July 3 — Fidelity National Information Solutions, Inc. (Nasdaq: FNIS), the nation’s most comprehensive source for real estate-related data, technology solutions and services, today announced that those affiliated parties that previously volunteered to exercise their MGEN stock options and warrants and then sell the underlying MGEN shares to unaffiliated third parties pursuant to Rule 144 or in private placements have substantially completed those transactions. The private placement transactions will close on or before Monday, July 8, 2002.

FNIS has received clearance from the SEC on the Registration Statement and has requested that the Registration Statement be declared effective today. All other conditions for the consummation of the tender offer have been waived or satisfied, except for the approval of the issuance of FNIS stock by FNIS stockholders. The FNIS annual meeting of stockholders is scheduled for Monday, July 8, 2002. Fidelity National Financial, Inc. (NYSE: FNF), the majority stockholder of both FNIS and MGEN, has voted in favor of the proposal to issue shares of FNIS common stock in the tender offer and merger.

FNIS has received proxies in a number sufficient to approve the consummation of the tender offer and the other matters set forth in the FNIS Proxy Statement, dated June 28, 2002. No other event has occurred or is likely to occur which reasonably threatens the consummation of the tender offer.

Under the terms of the previously announced tender offer, each share of MGEN common stock will be exchanged for .696 shares of FNIS common stock. The transaction is expected to close on July 9, 2002 and be followed by a merger in which MGEN will become a wholly owned subsidiary of FNIS.

Fidelity National Information Solutions, Inc. (Nasdaq: FNIS) provides data, technology solutions and services to lenders, REALTORS® and other participants in the real estate industry. The data segment targets the information needs of lenders, originators, REALTORS® and residential loan servicers and provides the data solutions that these mortgage professionals require in selling homes and underwriting mortgage loans. The solutions division provides technology products and services for REALTORS® and brokers. FNIS is the nation’s largest provider of Multiple Listing Services (MLS) systems and also supplies tools that allow REALTORS® and brokers to improve efficiency, lower costs, reduce risks and better manage and operate their businesses. The services segment adds value by combining manual intervention, outsourcing or process improvement with one or more of our data and/or solutions components. They can range in scope from improving a single process to providing complete outsourcing capabilities.

FNIS is a majority-owned subsidiary of Fidelity National Financial, Inc. (NYSE: FNF), a Fortune 500 and Forbes 500 Company and the nation’s largest title insurance and diversified real estate related services company. FNF’s title insurance underwriters — Fidelity National Title, Chicago Title, Ticor Title, Security Union Title and Alamo Title — together issue approximately 30 percent of all title insurance policies nationally. The company provides title insurance in 49 states, the District of Columbia, Guam, Mexico, Puerto Rico, the U.S. Virgin Islands and Canada.

In connection with the proposed transaction, FNIS has filed an exchange offer prospectus and a proxy statement with the Securities and Exchange Commission. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the exchange offer prospectus, the proxy statement and related documents from the Securities and Exchange Commission’s web site at www.sec.gov. Free copies of these documents may also be obtained from FNIS by directing a request to Fidelity National Information Solutions, Inc. Investors Relations, 4050 Calle Real, Santa Barbara, California, 93110. The information contained in this press release is not an offer to sell or a solicitation to buy MGEN securities by FNIS, MGEN or any affiliate of either company.

This press release contains statements related to future events and expectations and, as such, constitutes forward-looking statements. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to be different from those expressed or implied above. The Company expressly disclaims any duty to update or revise forward- looking statements. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to, the effect of governmental regulations, the economy, competition and other risks detailed from time to time in the “Management Discussion and Analysis” section of the Company’s Form 10-K and other reports and filings with the Securities and Exchange Commission.

SOURCE: Fidelity National Information Solutions, Inc.